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Andrew D. Mew Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	April 13, 2012

Re:	Brazilian Electric Power Company Form 20-F for the Fiscal Year Ended December 31, 2010 Filed October 17, 2011 Response dated January 31, 2012 File No. 001-34129

Dear Mr. Mew,

On behalf of Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated February 15, 2012 (the “February 15 Letter”), with respect to the Annual Report for the fiscal year ended December 31, 2010 on Form 20-F (File No. 001-34129) filed by the Company on October 17, 2011 (the “Annual Report”) and the response letter filed by the Company on January 31, 2012 (the “January 31 Response Letter”) in response to the Staff’s letter dated December 30, 2011 (the “December 30 Letter”). We apologize that, while we prepared certain responses at an earlier date as discussed by telephone, we were unable to provide completed responses until this date.

For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the February 15 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the Annual Report or any amendment thereto shall have the meanings set forth in the Annual Report or any amendment thereto.

Form 20-F

Item 18. Financial Statements, page 126

Andrew D. Mew

April 13, 2012

Consolidated Financial Statements, page 1

Note 3. Summary of Significant Accounting Policies, page 18

1.	We note your response to prior comment 5. We note your reclassification of transmission line’s fixed assets to financial assets in accordance with IFRIC 12. In that regard, please tell us and disclose the nature and the components of these financial assets and explain to us how they meet the classification as financial assets under the guidance in paragraphs 23 to 25 of IFRIC 12. Also, explain to us why you did not allocate a portion of the consideration of the concession arrangement into intangible assets such as licenses, rights to charge etc. pursuant to paragraph 17 of IFRIC 12.

In response to the Staff’s comment, the Company respectfully advises the Staff that it concluded that the transmission line’s fixed assets met the definition of financial assets in accordance with the regulatory environment within Brazil. The Company also notes that the other Brazilian transmission companies of which the Company is aware similarly account for transmission line fixed assets as financial assets. This accounting treatment reflects the lack of risk of credit or demand for transmission lines, reflecting their nature as financial assets.

Under IFRIC 12 paragraph 16, the Company can recognize an asset as a financial asset if (i) it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services and (ii) the grantor has little, if any, discretion to avoid payment (usually this is because the agreement is enforceable by law). The Company is considered to have an unconditional right to receive cash if the grantor contractually guarantees to pay the operator (a) specified or determinable amounts or (b) the shortfall, if any, between amounts received from users of the public service and the specified or determinable amounts even if payment is contingent on the Company ensuring that the infrastructure meets specified quality or efficiency requirements.

Additionally, under IFRIC 12 BC 43 item (b), either the users or the grantor may pay the contractual amount directly to the Company. In both cases the Company is considered to have a present, unconditional, contractual right to receive the specified or determinable

Andrew D. Mew

April 13, 2012

cash flows from or at the direction of the grantor. IFRIC states that accounting for these contractual cash flows in accordance with IAS 32 and 39 faithfully reflects the economic reality of the arrangements, which is to provide financing for the construction of the infrastructure.

Under the Company’s agreement, it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor. Under the Company’s agreement and in accordance with Brazilian regulations, the price, or Permitted Annual Revenue (RAP), is determined by a price-level index once a year, which is reviewed every four or five years. The transmission segment of the Company receives a RAP from companies that use its infrastructure based on a usage rate. This usage rate is determined by taking into account: (i) the RAP of all the transmission companies; (ii) the services provided by the National Electric System Operator (ONS); and (iii) the regulatory charges. The grantor delegated the monthly payment of the RAP to the generation companies, distribution companies and free consumers. However, by both the regulations and the agreement, this payment must be made by the delegated groups.

The Company also has a right to an indemnity payment at the end of the concession term for assets that have not fully amortized or depreciated. This is an unconditional payment, which the grantor must pay at the end of the term.

The receipt of transmission services is not contingent on the amount of usage by the public. The Company is not exposed to credit and demand risks because the revenue is determined based on the availability of the transmission line, not on the usage. The Company will receive the same amount for making the transmission lines available, regardless of the amount of energy (MW) used. Therefore, under paragraph 17 of IFRIC 12, this payment is considered as an unconditional contractual right to receive cash.

Based on the specific characteristics described above, the Company classified all of its infrastructure as a financial asset as it did not meet the criteria for classification as an intangible or mixed model asset.

2.

We note your response to prior comment 5 and your mixed model accounting policy for concession arrangements on page 28 in your electric transmission business. It appears your accounting for the entire arrangement consideration amount as financial asset

Andrew D. Mew

April 13, 2012

inconsistent with your accounting policy. Please tell us and disclose in further details how the concession arrangement or process works including how the rating making process works, how you fair value the indemnifications or residual values, and your rights and obligations under the arrangements. To the extent that you expect to recover your costs through the rating making process or from customers, explain to us your basis under IFRS in classifying them as financial assets. We note you characterize them as Financial Asset Annual Revenue Allowed in Note 17 on page 80. Cite the relevant literature within IAS 39 and IFRIC 12 to support your positions.

In response to the Staff’s comment, the Company respectfully advises the Staff that it only follows a mixed model accounting policy for its distribution business, not for its transmission business. As further explained in Note 3.14 on p. 29 of 149 pages and as explained in the prior answer the transmission business does not follow a mixed model accounting policy as the infrastructure is accounted for as financial assets.

For the distribution business, the Company has the right to charge customers for the services, and at the end of the concession arrangement, it has the right to receive indemnification from the grantor for the investments that have not yet fully depreciated. Because the Company has the right both to charge customers and to receive cash from the grantor, it classified the infrastructure of the distribution business separately for each component, following the guidance under paragraph 18 of IFRIC 12.

The distribution companies are subject to regular tariff reviews every year and comprehensive reviews approximately every five. The tariff increases or decreases are passed on to customers.

For the indemnification as mentioned in the accounting estimates and judgment footnote (footnote 4.iv), the Company assumed that it will be reimbursed by the residual accounting balance of the assets. Because concession contracts have not yet terminated under the current Brazilian regulatory model, there is uncertainty as to how the amount will be determined. The concession contracts for the distribution companies end in 2015. Based on the contract provisions and the opinion of an independent advisor, the Company believes that the best estimate of this value is the residual book value of the assets.

Andrew D. Mew

April 13, 2012

3.	We note your response to prior comment 6. Please disclose in your amended filing, as stated in your response, that operating segments have not been aggregated in presenting reportable segments

In response to the Staff’s comment, the Company respectfully advises the Staff that in its 2011 Form 20-F it will provide disclosure of its operating segments that will not be aggregated for purposes of presenting its reportable segments.

Note 10. Financing and Loans Granted, page 55

4.	We note your response to prior comment 7. Please address the following additional comments.

•

We remain unclear about your IFRS basis in separately presenting the Itaipu line items rather than proportional consolidating them line by line pursuant to paragraph 18 of IAS 27. For example, we believe the property plant and equipment portion of the line item Non-current financial Asset -Itaipu should be grouped with your Fixed asset line item on the face of the consolidated balance sheets. Please explain or revise your presentation.

•

In addition, we note your characterization of all of the Itaipu line items as financial assets. However, we note from Note 18 on pages 80 to 81 they consist of nonmonetary items including liabilities, intangibles and property, plant and equipment. Please explain to us how you consider paragraphs 23 to 25 of IFRIC 12 in determining whether your classification is appropriate or revise.

•

Please clarify for us and in your disclosure if the reported Itaipu loan amounts as disclosed in the table on page 55 represent the 50% portion owed by ANDE, the other venturer. If not, please explain.

In response to the Staff’s comment, the Company respectfully advises the Staff that with respect to your first bullet point, the Company consolidates the balance sheet and income statement of Itaipu on a line-by-line basis. The items presented separately are related primarily to:

Andrew D. Mew

April 13, 2012

•

The sale of energy: Since 2002, the Company has been given responsibility for acquiring and selling energy generated by Itaipu. The Company is not liable for any gains or losses with respect to this energy as any shortfalls between the tariff of energy acquired and sold are adjusted prospectively, and any gains are returned to customers. These amounts are consolidated, and they are disclosed separately and included in footnote 18

•

Financial assets: The infrastructure of Itaipu was considered a financial asset based on IFRIC 12 (see further details below). Due to the fact that the other generation assets did not meet the requirements under IFRIC 12, the Company presented these amounts separately and disclosed this fact in footnote 18.

All other balances were consolidated on a line-by-line basis.

The Company respectfully advises the Staff that, with respect to your second bullet point, IFRIC 12 applies if the grantor controls or regulates those services the operator must provide with respect to the infrastructure assets, to whom it must provide them and at what price it must pay. This control could be by contract or otherwise (such as through a regulator), and includes circumstances in which the grantor purchases all of the output as well as those in which other users purchase some or all of the output. In applying this condition, the grantor and any related parties are considered together. If the grantor is a public sector entity, the public sector as a whole, together with any regulators acting in the public interest, are related to the grantor for the purposes of this interpretation. Additionally, the grantor does not need to have complete control of the price. Regulations or a contract relating to pricing by the grantor would be sufficient.

Itaipu’s tariff is based on the terms of the Itaipu Binacional Treaty signed between Brazil and Paraguay, which regulates and establishes the conditions of the tariff structure. Under the treaty, the annual income of Itaipu must equal the cost of the services. Therefore, the tariff is set each year at an amount sufficient to cover the budgeted cost for the following year and the difference between actual incurred costs and budgeted costs from the prior year. The tariff is projected yearly to cover costs paid (cash basis, which includes the payment of both, principal and interest) and not costs recorded on accrual basis. Because the tariff is related to costs, the Company cannot influence the tariff.

Andrew D. Mew

April 13, 2012

Additionally the sale of the energy is based on contracts with the distribution companies in Brazil, and these contracts include the amounts each distribution company must pay. Therefore, Itaipu meets the conditions in paragraph 5(a) of IFRIC-12.

Under IFRIC 12, the grantor must control (through ownership, beneficial entitlement or otherwise) any significant residual interest in the infrastructure at the end of the term of the arrangement. The grantor’s control over any significant residual interest should both restrict the Company’s practical ability to sell or pledge the infrastructure and give the grantor a continuing right of use throughout the period of the arrangement. The residual interest in the infrastructure is the estimated current value of the infrastructure as if it were already of the age and in the condition expected at the end of the period of the arrangement. The residual interest in the infrastructure does not have to be significant. For instance, “whole-of-life” assets (infrastructure used in a public-to-private service concession arrangement for its entire useful life) fall within IFRIC 12’s scope even though the residual interest at the end of their useful life is likely to be insignificant.

Currently, it is unclear as to what will happen with the plant at end of the Itaipu Binacional Treaty, as it does not establish reimbursement or any return of the plant upon termination of the treaty. Because the ownership of Itaipu is established in specific legislation, the Company believes that it is unlikely that, at the end of the period of the Itaipu Binacional Treaty, the Company will have full control of the plant and the ability to determine its future use. Furthermore, based on the terms of the Treaty, at the end of 2023 the value of the plant should be zero, due to the fact that the term of the Treaty corresponds to the current period of useful life of the plant and that the Company should have received all related tariff reimbursements for the payment of the debt that financed the construction of the plant. Based on the facts above, the Company concluded that Itaipu meets the requirements of paragraph 5(b) of IFRIC-12.

Under IFRIC 12 paragraph 16, the Company can recognize an asset as a financial asset if (i) it has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services and (ii) the grantor has little, if any, discretion to avoid payment (usually this is because the agreement is enforceable by law). The Company is considered to have an unconditional right to receive cash if the grantor contractually guarantees to pay the operator (a) specified or

Andrew D. Mew

April 13, 2012

determinable amounts or (b) the shortfall, if any, between amounts received from users of the public service and the specified or determinable amounts even if payment is contingent on the Company ensuring that the infrastructure meets specified quality or efficiency requirements.

Additionally, under BC 43 item (b), either the users or the grantor may pay the contractual amount directly to the Company. In both cases the Company is considered to have a present, unconditional, contractual right to receive the specified or determinable cash flows from or at the direction of the grantor. IFRIC states that accounting for these contractual cash flows in accordance with IAS 32 and 39 faithfully reflects the economic reality of the arrangements, which is to provide financing for the construction of the infrastructure.

At the end of 2023, the Company expects that the revenue obtained by Itaipu will equal its related costs and debt amortization. In Brazil the government and the regulatory agencies are responsible for planning the Brazilian electricity system, which includes determining Itaipu’s generation capacity and any related costs. Currently, the Company does not anticipate any changes in demand. Additionally, there are no other companies that would be able to produce energy at the same level as Itaipu. Therefore, the Company assumes that the tariff planning is set at a level sufficient to cover costs. Historically the tariffs charged have always been collected without any dispute or difficulty.

The conditions for the sale of energy generated by Itaipu are based in the previous contracts with distribution companies and included the percentage to be paid by the distribution companies. The current terms establish that over 90% of the energy generated by Itaipu is to be purchased by the Company and sold to the third-parties. Therefore, the Company guarantees the total output of the plant. If there is shortage of energy or a disruption in the Itaipu plant, the related electricity service costs are charged to the Company and ANDE based on the volume of energy contracted (“potência contratada”) instead of the energy generated. The Treaty guarantees that the Brazilian and Paraguayan governments will reimburse the Company and ANDE.

Andrew D. Mew

April 13, 2012

Based on the specific terms of the Treaty and the guarantees presented, the Company believes that Itaipu has an unconditional right to receive cash to cover its related expenses and the payment of the debt. As a result, the Company applied the financial asset model.

With respect to your third bullet point, the Company confirms that the Itaipu loan amounts as disclosed in the table on page 55 represent the 50% portion owed by ANDE, the other venture.

Note 15. Investments, page 61

5.	Please advise us of your rationale for not including the disclosure we requested for your associates accounted for under the equity method or revise to provide disclosure in your amended filing showing for each of your investments in associates the total revenues and the fair value required by IAS 28, paragraph 37. Further, the tabular information you have provided in this footnote for your investments should desirably be grouped according to the method used to account for the investments. Refer to paragraph 37(i) of IAS 28.

In response to the Staff’s comment, the Company has set forth below a table showing the revenue for all of its associated companies as well as the fair value of those associated companies which have shares listed on the BM&FBovespa (the stock exchange of São Paulo, Brazil). For those associated companies that do not have shares listed on the exchange (and therefore do not have a published price quotation), the Company has indicated that the fair value amounts are not applicable.

	Investment		Revenue		Fair Value
	R$ Thousands		R$ Thousands		R$ Thousands
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Associates
Celpa	305,304	339,796	2,110,961	1,580,270	196,757	338,843
CEEE-GT	627,300	539,023	665,517	671,096	402,572	499,490
Cemat	480,650	473,037	1,956,588	1,678,304	267,053	319,520
Emae	328,656	324,131	142,781	160,838	112,159	201,829
CTEEP	1,632,607	1,665,285	2,256,286	2,149,012	3,001,277	2,797,511
Cemar	302,263	244,749	1,348,648	1,186,609	495,916	614,754
Lajeado Energia	539,588	527,677	387,299	259,063	NA	NA
Ceb Lajeado	72,907	73,151	90,860	96,747	NA	NA

Andrew D. Mew

April 13, 2012

	Investment		Revenue		Fair Value
	R$ Thousands		R$ Thousands		R$ Thousands
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Paulista Lajeado	26.900	27,862	38,013	39,543	NA	NA
CEEE-D	377,518	415,005	1,721,452	1,640,641	354,761	380,244
Norte Brasil Transmissora	—	15,190	144,976	6,091	NA	NA
Porto Velho Transmissora	—	9,190	178,538	413	NA	NA
Transmissora Matogrossense de Energia	—	735	93,430	450	NA	NA
Retiro Baixo	—	57	39,624	37,628	NA	NA
Centroeste de Minas	—	84	17,462	33,141	NA	NA
Brasnorte	—	89,009	33,893	1,750	NA	NA
Brasventos Eolo	2,232	—	—	—	NA	NA
Rei Dos Ventos 3	2,196	—	—	—	NA	NA
Brasventos Miassaba 3	3,335	—	—	—	NA	NA
Baguari	82,172	79,225	—	—	NA	NA
Águas da Pedra	125,089	123,602	—	—	NA	NA
Chapecoense	57	3,981	87,892	—	NA	NA
Amapari	27,997	32,236	35,574	48,228	NA	NA
Others	24	23	—	—	NA	NA

	4,936,795	4,983,048	11,555,443	9,689,302	4,830,495	5,152,191
At Fair Value
Celesc	165,711	145,593	4,036,765	3,498,260
Cesp	161,439	181,872	2,905,327	2,652,807
Coelce	153,430	163,746	2,849,706	2,419,287
AES Tietê	725,821	604,743	1,754,323	1,669,874
EEVP	17,657	15,895	212,539	181,551
Energisa (Saelpa + CELB)	68,966	77,552	2,154,319	1,996,572
CELG	322	276	2,210,362	2,066,317
CELPE	51,321	52,546	3,937,208	3,811,748
COPEL	58,169	55,873	1,924,970	1,621,356
AES Eletropaulo	67,291	72,300	9,697,157	8,785,637
Energias do Brasil	19,170	16,615	5,034,316	4,621,702
CPFL Energia	35,094	30,077	17,566,678	16,491,310
Guascor	3,300	3,300	—	—
EATE	5,344	5,344	—	—
Tangara	21,738	21,738	—	—
CDSA	11,801	11,801	—	—
CEA	20	20	—	—
CEB	3,528	3,528	1,284,394	1,198,795
CER	102	102	—	—
Others	114,557	167,196	—	—

	1,684,781	1,630,117	42,336,321	39,179,904

TOTAL	6,621,576	6,613,165	53,891,764	48,869,206

Andrew D. Mew

April 13, 2012

Note 16. Fixed Assets, page 76

6.	We note your response to prior comment 12 and that you will change the term “Capitalizations” to “Special Obligations.” Please clarify for us if the entire capitalization amount was in fact special obligations as your response implies that the special obligations were only a portion of the total. Please disclose in your amended filing the amount of borrowing costs capitalized during the period and disclose the capitalization rate used to determine the amount of borrowing costs eligible for capitalization or advise us why the disclosure required by IAS 23, paragraph 26 is not applicable.

In response to the Staff’s comment, the Company respectfully informs the Staff that it will change the term “Capitalizations” to “Special Obligations” in future filings as the items listed under “Capitalizations” in Note 16 do not reflect the capitalization of interest of borrowings relating to construction of fixed assets. The Company confirms that all of the items it referred to as “Capitalizations” in Note 16 regarding fixed assets were comprised of “Special Obligations.” The amounts included under Capitalization include “Special Obligations” that relate to amounts received and applied to fixed or intangible assets, which revert to the grantor upon the expiration of the relevant concession. Special Obligations also include consumer spending, union budget appropriations, federal, state and local funds, amounts invested in energy efficiency programs, research and development assets and special credits related to investments in facilities under grants. These amounts are deducted from the value of the Company’s fixed distribution assets when determining the base amount for calculating its tariffs.

Set forth below is a table that the Company will include in its 2011 Form 20-F. The Company believes that the table below is a more useful presentation of the information set forth in Note 16 of the financial statements included in its 2010 Form 20-F.

The Company’s 2010 Form 20-F contains a breakdown of fixed assets under the column “Investee’s Balance,” which describes the fixed assets of some investees that were not presented under “Generation and Administration.”

The principal difference between our prior disclosure and the table set forth below is that, this amount has been allocated to specific line items.

Andrew D. Mew

April 13, 2012

	December 31, 2010
	Cost	Accumulated depreciation	(-) Special obligation	Net Value
In service
Generation	56,457,359	(22,998,388)	(327977)	33,130,994
Administration	2,210,771	(1,136,729)	(35,591)	1,038,451

	58,668,130	(24,135,117)	(363,568)	34,169,445

In progress
Generation	12,269,832	—	—	12,269,832
Administration	243,221	—	—	243,221

	12,513,052	—	—	12,513,052

	71,181,183	(24,135,117)	(363,568)	46,682,498

	December 31, 2009	Additions	Transfer Progress/ Service	Depreciation	December 31, 2010
Generation
In service	53,426,566		3,079,229	(21,165)	56,484,630
Accumulated depreciation	(21,685,079)	(196,601)	—	(1,116,708)	(22,998,388)
In progress	8,342,934	6,269,048	(3,079,229)	6,206	11,538,959
Leasing	1,258,619	—	—	(46,616)	1,212,003
Impairment	(625,348)	116,947	—	—	(508,401)

	40,717,692	6,189,394	—	(1,178,283)	45,728,803

Administration
In service	1,865,281	299,702	45,788	—	2,210,771
Accumulated depreciation	(1,008,374)	(155,093)	—	(84,703)	(1,248,170)
In progress	400,450		(45,788)	—	354,662

	1,257,357	144,609	—	(84,703)	1,317,263

(-) Special Obligations	—	—	—	—	—
Accumulated depreciation	14,053	—	—	—	14,053
Contributions consumer	(147,894)	—	—	—	(147,894)
Participation of the Federal Government	(47,584)	—	—	—	(47,584)
Others	(196,019)	13,876	—	—	(182,143)

	(377,444)	13,876	—	—	(363,568)

TOTAL	41,597,605	6,347,879	—	(1,262,986)	46,682,498

7.	If your capitalization amount represents the entire special obligations, explain to us what the special obligations line items of $(9,918) and $(417,288) represents under the final balance column as of December 31, 2009 as disclosed in the same table referenced in our prior comment 12. Also, under the same column, explain and clarify in your disclosure what the reconciling line item accumulation reintegration of $(8,945) represents.

In response to the Staff’s comment, the Company advises the Staff that in the balances for Special Obligations, some amounts in Note 16 to the financial statements included in the Company’s 2010 Form 20-F included amortization amounts. The Company has decided to use a clearer presentation as illustrated in the table in the Company’s response to question 6 above. As a result, these numbers have changed.

Andrew D. Mew

April 13, 2012

Note 19. Intangible Asset – Concession of Public Utility, page 83

8.	We note your response to prior comment 13 and that you will change the term “Special Liabilities” to “Special Obligations.” Please expand your Summary of Significant Accounting Policies in your amended filing to include your accounting policy for Special Obligations as it relates to your fixed and intangible assets.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include this change in its 2011 Form 20-F to expand its Summary of Significant Accounting Policies to include its policy for Special Obligations. Special Obligations are amounts received and applied to fixed or intangible assets, which revert to the grantor upon the expiration of the relevant concession. Special Obligations also include consumer spending, union budget appropriations, federal, state and local funds, amounts invested in energy efficiency programs, research and development assets and special credits related to investments in facilities under grants. These amounts are deducted from the value of the Company’s fixed distribution assets when determining the base amount for calculating its tariffs.

Note 34. Advances for Future Capital Increase, page 116

9.	We have reviewed your response to prior comment 16. Please revise to clarify the nature of this liability and your accounting policy. Further, please provide a footnote to your table explaining that the table describes the use of the advances as indicated in your response. Further, please clarify with respect to the conversion of the advances into capital if the Brazilian federal government was the sole subscriber. If not, please describe how you account for shares subscribed and issued to the holders of common and preferred shares other than the Brazilian federal government that made the advances.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will clarify the nature of this liability and its accounting policy in its 2011 Form 20-F as follows: “the Company classifies a contract or obligation that uses a variable number of

Andrew D. Mew

April 13, 2012

the Company’s shares to settle the obligation as financial liability. The contract or obligation is classified as financial equity only if settlement is based on a fixed amount of cash for a fixed amount of shares.” The Company confirms that the Brazilian government is the sole subscriber with respect to the conversion of the advances into capital.

Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144

10.	We note your response to prior comment 19. Please refer to page F-8 of your 2009 Form 20-F filed on July 1, 2011 which discloses Total U.S. GAAP shareholders’ equity at December 31, 2008 in the amount of R$69,380,962. Please explain to us why U.S. GAAP Additional Paid in Capital is R$25,750,918 in the Consolidated Statement of Shareholders’ Equity as of December 31, 2008 on page F-8 and is R$26,100,436 on the face of your balance sheet on page F-4 of the same Form 20-F. Further, please reconcile for us the change in this account from December 31, 2008 to December 31, 2009 assuming R$26,100,436 is the appropriate amount and advise us where the respective change is disclosed in your statement of cash flows.

In response to the Staff’s comment, the Company respectfully advises the Staff that there was in fact a discrepancy between the amount reflected as Shareholders’ Equity on the Company’s 2009 Form 20-F and the amount reflected in the Changes in Shareholders’ Equity in the Company’s 2008 Form 20-F. The correct amount was reflected in the Changes in Shareholders’ Equity table on page F-8 of its 2009 Form 20-F. The amounts of additional paid-in capital and non-controlling interest were incorrectly reflected at December 31, 2008 and correctly set forth at December 31, 2009, resulting in this discrepancy. The Company confirms that no reconciliation for this change is necessary as R$25,750,918 is the correct amount of U.S. GAAP Shareholders’ Equity at December 31, 2009.

11.

We note your response to prior comment 20. We note your reference “adjustments noted in the Itaipu column;” however, we cannot locate where in your proposed revised disclosure that you have included a separate line or column entitled Itaipu. Please expand your footnotes to disclose the amount of the individual relevant

Andrew D. Mew

April 13, 2012

adjustment. For example, please include in your explanation of footnote (a) the amount of the adjustment and in footnote (d) the amount of the adjustment such that the total of (a) and (d) equals the amounts reflected in your table as of the transition date January 1, 2009 and as of December 31, 2009 respectively.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include tables with further detailed break-outs than was presented in Note 46 to the 2010 financial statements in its 2011 Form 20-F as set forth below.

	As of the transition date January 1, 2009	As of December 31, 2009
Shareholders’ equity as originally presented under U.S. GAAP	69,730,480	69,797,754
Post employment obligations (h)	238,410	107
IFRIC 12(c)	561,991	1,119,964
Reversal of Impairment(f)	—	673,232
Fair Value of Investments (b)	(2,326,343)	(3,610,178)
Equity (b)	446,727	1,673,157
Shareholders’ Remuneration (g)	9,336,958	—
Regulatory Assets and Liabilities (e)	(232,896)	(283,815)
Itaipu Binacional Consolidation adjustments (a)	(116,490)	(87,060)
Consolidation adjustments (d)	(50,915)	32,140
Others	(278,016)	63,749

Shareholders’ equity as presented under IFRS	77,309,906	69,379,050

(a)	Itaipu Binacional Consolidation: Itaipu Binacional is a joint venture owned equally by Eletrobras and ANDE—Administración Nacional de Eletricidad (a company owned by the Government of Paraguay). It was created by an international treaty between the governments of Brazil and Paraguay. Eletrobras is responsible for acquiring and reselling its share (50%) of the electric power generated by Itaipu Binacional and. For IFRS purposes, Itaipu Binacional is classified as a joint venture, which the Company accounts for using proportional consolidation (50%). The shareholders’ equity in Itaipu Binacional is not sufficient to fund all of its activities and, consequently, it needs financial support from Eletrobras and the Brazilian Federal Government (Eletrobras’ majority shareholder). Approximately 42% ofItaipu Binacional’s total debt is financed by Eletrobas and 56% by the Brazilian Treasury. In addition, even though Eletrobras is responsible for selling its share (50%) of the electric power generated by Itaipu Binacional, historically it is also responsible for the consumption of about 96% of the electric power generated by Itaipu Binacional. As a result of the reasons described in further detail above, Itaipu Binacional has been fully included in the U.S. GAAP consolidated financial statements of Eletrobras, in accordance with ASC-810 Consolidation. The adjustments noted in the “Itaipu” column relate to the additional 50% consolidated for U.S. GAAP purposes.
(b)

Investments: Under U.S. GAAP, ASC 320, “Investments in Debt and Equity Securities,” an entity, at acquisition, shall classify equity securities into trading securities, available for sale securities or held-to-maturity, and it is also

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April 13, 2012

permitted to measure investments in debt and equity securities at fair value when fair value information is readily determinable. Investments in associates were not accounted using equity method under U.S. GAAP because the Company was unable to obtain financial information from these associates and, therefore, the Company concluded that it did not have significant influence under U.S. GAAP (ASC 323 “Investments: Equity Method and Joint Ventures”). Accordingly, investments in associates were classified as available for sale securities. These investments are recognized at their publicly quoted market price when available and under their cost basis as per ASC 325 “Cost method investments” when readily determinable fair value information is not available. Under IFRS, these investments in associates have been accounted for using the equity method, and as a result, the fair value adjustment under U.S. GAAP was reversed and the respective equity method adjustment was recorded, including dividends received.
(c)	IFRIC 12: According to IFRIC 12, when an operator is remunerated by the users of a public service as a result of obtaining the right to charge the operator a given price and for a given period as agreed with the grantor, the amount of this right given by the operator in the acquisition is recognized as an intangible asset.
On the other hand, when the grantor is responsible for the remuneration of the investment made by the operator and the agreement establishes that there is an unconditional right to receive cash or other financial assets, whether or not the infrastructure is actually used over the period of the concession, one must recognize this as a financial asset. This occurred with the Company’s transmissions concessions, and thus, resulted in a financial asset. In the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 is not applicable, and the infrastructure remains classified as fixed assets. However, the interpretation is applicable to electricity distribution and transmission, and these businesses qualify under the mixed model (a split between intangible and financial assets) and the financial model, respectively.
With respect to Itaipu, all of the infrastructure was classified under the scope of IFRIC 12 as a result of the following:
•	Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 which established tariff conditions, the basis of the tariff to cover expenses and the debt service of Itaipu;
•	Tariff basis and trading terms are in force until 2023, and this corresponds to a significant part of the useful life of the plant.
The infrastructure was classified as a financial asset under IFRS and as fixed assets under U.S. GAAP. This resulted in the reclassification of accounts receivable, reimbursement rights, fixed assets, reimbursement obligations, and suppliers as financial assets. The income statement was also impacted as a result of the differences between amortization rates based on concession terms for IFRS and regulatory depreciation rates under U.S. GAAP.
(d)	Consolidation of SPE’s: Special purpose entities (“SPE”), which previously were not consolidated, were consolidated in compliance with IFRS. The Company began to proportionally consolidate joint venture investments on January 1, 2009. These entities were not consolidated for U.S. GAAP purposes due to the inability to obtain financial information from these entities.
(e)	Regulatory Assets and Liabilities: Under U.S. GAAP, the recoverable costs to be deferred under ASC 980 – Regulated Operations, are classified as Deferred Regulatory Assets because this amount will be recovered through future tariffs. However, for IFRS purposes, regulatory assets and liabilities subject to tariff adjustments in subsequent periods are not included in the current IFRS accounting framework and, as such, were reversed in all presented periods.

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April 13, 2012

(f)	Reversal of Impairment: In prior years, the Company recorded a R$673 million impairment for certain electricity generation fixed assets. In 2009, the Company performed a new analysis related to the renewal of a concession for an additional 20 year period. This resulted in the reversal of impairment under IFRS. Impairment reversals are not allowed under U.S. GAAP.
(g)	Shareholders remuneration: The Company declared dividends in prior years that, based on statutory law, were not paid due to cash shortages, and these dividends were recorded as a reserve in the equity accounts as allowed under Brazilian law. Under U.S.GAAP these dividends have always been recorded as a liability. Payment of these dividends occurred in 2009. For IFRS purposes these dividends were treated as liabilities starting in December 31, 2009, thereby reversing the liability under U.S. GAAP against equity as of January 1, 2009.
(h)	Post employment obligations: Although there are no significant differences in the actuarial calculation of post-employment obligations for IFRS compared to U.S. GAAP, the accumulated unrecognized actuarial gains and losses can be recognized in the opening balance as of the first-time adoption of IFRS, January 1, 2009. Additionally, the Company is no longer applying the “corridor” approach for IFRS, and instead recognizes all actuarial gain or losses through other comprehensive income. The “corridor” method was still applicable for U.S. GAAP in 2009. Under IFRS, the Company adopted the limited criteria for the recognition of the actuarial asset as provided for in IFRIC 14, and the minimum funding requirements also provided for in the referred standard. These adjustments were used substantially in the opening balance.

Comprehensive income (loss) as originally presented under U.S. GAAP

	Net Income	Other Comprehensive Income	Total Comprehensive Income
As originally presented under U.S. GAAP	(1,633,485)	2,522,195	888,710
Impairment Reversal	673,232	—	673,232
Pension Plan	454,373	(1,045,555)	(591,182)
Consolidation	597,566	472,416	1,069,982
Income tax	(137,304)	—	(137,304)
IFRIC 12	(74,456)	—	(74,456)
Equity	1,346,502	(807,523)	538,979
Others	23,712	(28,556)	(4,844)

As presented under IFRS	1,250,140	1,112,977	2,363,117

12.	It appears that you had control of Itaipu and therefore, you consolidated it under U.S. GAAP. We note that you account for Itaipu as a joint venture due to your joint control with ANDE under IFRS and that you proportionally consolidate Itaipu in your IFRS financial statements. In this regard, explain to us and clarify in your disclosures how and why your control has changed from control to joint control upon your adoption of IFRS.

In response to the Staff’s comment, the Company respectfully advises the Staff that it confirms that it fully consolidated its joint venture in Itaipu under U.S. GAAP and that it

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April 13, 2012

applied proportional consolidation under IFRS. For U.S. GAAP purposes, the Company concluded that Itaipu should be consolidated under FIN-46, as the Company considered it to be a VIE.

Under IFRS, the Company concluded that despite of the fact that Itaipu has a fixed amount of equity that should be returned at the end of the Treaty, it falls under the SIC-12 definition: a beneficial interest in an SPE may, for example, take the form of a debt instrument, an equity instrument, a participation right, a residual interest or a lease. Some beneficial interests may simply provide the holder with a fixed or stated rate of return, while others give the holder rights or access to other future economic benefits of the SPE’s activities. In most cases, the creator or sponsor (or the entity on whose behalf the SPE was created) retains a significant beneficial interest in the SPE’s activities, even though it may own little or none of the SPE’s equity.

The Company provides important financing to Itaipu, and it guarantees a significant portion of the loans provided by the Brazilian government. Itaipu used the financing from the Company and the Brazilian government to purchase a majority of its fixed assets. Moreover, in addition to receiving 50% of the off take, the Company contractually agreed to also purchase over 90% of its joint venture partner’s off take.

Based on the facts and circumstances described above, the Company believes that Itaipu should be classified as a VIE under U.S. GAAP. The Company also believes that Itaipu meets the requirements to be classified as joint-venture pursuant IAS 31:

(a) two or more venturers are bound by a contractual arrangement; and

(b) the contractual arrangement establishes joint control.

Itaipu is managed by representatives of Brazil and Paraguay. There is one CEO nominated by Brazil and one by Paraguay. Half of the members of the administrative are from Brazil and half are from Paraguay. Any decisions are made by consensus of both parties, and the Company is unable to individually create the policies of Itaipu.

Based on these facts, the Company believes that there is joint control and that it is required to consolidate Itaipu proportionately based on the Company’s 50% participation.

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April 13, 2012

13.	We have reviewed your response to prior comment 21. Please revise to describe and quantify each material adjustment which you have combined on the face of the reconciliations of income statement and balance sheets from BR GAAP to IFRS. Refer to Item 17 of Form 20-F. Further, disclose the impact on each financial statement caption from adjustments that impact several captions. For example only, footnote c) does not quantify the impact of the adjustment or indicate what financial statement captions are impacted.

In response to the Staff’s comment, the Company respectfully advises the Staff that in 2008 and 2009, the Company prepared U.S. GAAP financial statements; in 2010 the Company began to prepare IFRS accounts, and produced a comparative 2009 presentation under IFRS also. In addition, the Company furnishes its Brazilian GAAP financial statements in accordance with Form 6-K. Therefore, investors have access to U.S. GAAP and Brazilian GAAP financial statements for 2008, U.S. GAAP, Brazilian GAAP and IFRS financial statements for 2009 and IFRS financial statements for 2010. In addition, the Company’s 2008 U.S. GAAP financial statements included in its 2008 Form 20-F includes a reconciliation of Brazilian GAAP to U.S. GAAP. Set forth below is a table that reflects the adjustments due to the effects of Itaipu, IFRC 12 and others, from Brazilian GAAP as in effect at year-end 2008 to IFRS at January 1, 2009. The Company will include this information in its 2011 Form 20-F.

BALANCE SHEET

(in millions of Reais)

	CONSOLIDATED
ASSET	12/31/2008				01/01/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
CURRENT			—
Cash and Equivalents	12,832,000	—	—	(7,304,532)	5,527,468
Restricted Cash	734,386	—	—	—	734,386
Accounts Receivable	4,341,459	(907,647)	—	(315,418)	3,118,394
Financial Asset of Concession Agreements	—	—	522,851	—	522,851
Financial Asset—Itaipu	—	1,100,155	—	—	1,100,155
Financings and Loans	1,493,271	—	—	6,149	1,499,420
Fuel Consumption Account	554,748	—	—	(3,854)	550,894

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	CONSOLIDATED
ASSET	12/31/2008				01/01/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
Investment Remuneration	261,093	—	—	(199,142)	61,951
Marketable Securities	—	—	—	7,439,509	7,439,509
Renegotiated Credits	619,871	—	—	(619,871)	—
Deferred Tax Assets	2,081,850	—	—	(1,571,967)	509,883
Reimbursement Rights	516,766	—	11,043	—	527,809
Other Debtors	377,879	—	—	(4,809)	373,070
Warehouse	759,963	—	—	(164,053)	595,911
Prepaid expenses	76,874	—	—	(31,596)	45,278
Financial Instruments	—	—	—	52,640	52,640
Others	947,497	—	—	(584,553)	362,944

	25,597,657	192,507	533,894	(3,301,496)	23,022,563
NON CURRENT
LONG TERM ASSETS
Financings and Loans	13,467,643	—	—	(62,465)	13,405,178
Renegotiated Credits	2,070,302	—	—	(2,070,302)	—
Accounts Receivable	—	—	—	1,874,062	1,874,062
Marketable Securities	617,889	—	—	584	618,473
Stock of Nuclear Fuel	725,142	—	—	(4,848)	720,294
Financial Asset of Concession Agreements	—	—	20,821,244	—	20,821,244
Financial Asset—Itaipu	—	24,119,962	—	—	24,119,962
Deferred Tax Assets	2,786,948	—	—	663,769	3,450,717
Escrow Deposits		—	—	991,957	991,957
Fuel Consumption Account	572,279	—	—	—	572,279
Reimbursement Rights	4,312,809	(4,312,809)	—	—	—
Financial Instruments	—	—	—	40,050	40,050
Others	1,363,886	—	—	(351,644)	1,012,242

	25,916,898	19,807,153	20,821,244	1,081,163	67,626,458
Advances for corporate shares	4,027				4,028

	25,920,925				67,630,486
INVESTMENTS	5,896,865	—	—	(853,721)	5,043,144
FIXED ASSETS	80,262,674	—	(22,149,299)	(21,617,717)	36,495,658
INTANGIBLES
Concession Agreements	—	—	1,328,055	—	1,328,055
Others	375,811			410,728	786,539

	86,535,350	—	(20,821,244)	(22,060,710)	43,653,396

TOTAL ASSETS	138,053,932				134,306,444

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April 13, 2012

BALANCE SHEET

(in millions of Reais)

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008 BR GAAP				01/01/2009 Opening Balance - IFRS
CURRENT
Financing and Loans	1,714,611	—	—	(579,115)	1,135,497
Compulsory Loans	85,205	—	—	741	85,946
Suppliers	2,594,567	—	—	(90,274)	2,504,293
Advances from Clients	53,159	—	—	—	53,159
Taxes and Social Contributions	2,075,726	—	—	(1,265,190)	810,536
Fuel Consumption Account	670,482	—	—	(2,856)	667,626
Shareholders’ Remuneration	1,948,109	—	—	(260,661)	1,687,448
National Treasury Credit	72,236	—	—	—	72,236
Estimated Liabilities	550,573	—	—	50,088	600,661
Reimbursement Obligations	923,344	(443,476)	—	—	479,868
Complementary Pension Plan	502,699	—	—	7,498	510,197
Provisions for Contingencies	1,481,709	—	—	(1,178,257)	303,452
Regulatory Fees	708,285	—	—	(13,038)	695,247
Leasing	—	—	—	106,435	106,435
Concessions Payable	—	—	—	—	—
Financial Instruments	—	—	—	296,134	296,134
Others	906,311	—	—	(253,895)	652,417

	14,287,017	(443,476)	—	(3,182,390)	10,661,151
NON CURRENT
Financing and Loans	18,297,562	—	—	8,612,669	26,910,231
National Treasury Credit	2,854,201	(2,450,772)	—	—	403,429
Suppliers	—	—	—	—	—
Global Reversion Reserve—RGR	7,193,770	—	—	(7,193,770)	—

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April 13, 2012

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008 BR GAAP				01/01/2009 Opening Balance - IFRS
Compulsory Loans	129,866	—	—	—	129,866
Taxes and Social Contributions	2,713,664	—	—	(241,492)	2,472,172
Shareholders’ Remuneration	—	—	—	—	—
Decommission Obligations	266,168	—	—	—	266,168
Advances from Clients	1,018,488	—	—	—	1,018,488
Fuel Consumption Account	1,432,982	—	—	(19,943)	1,413,039
Provisions for Contingencies	1,695,556	—	—	2,074,109	3,769,666
Complementary Pension Plan	1,567,002	—	—	612,842	2,179,845
Provision for Unfunded Liabilities in Subsidiaries	—	—	—	—	(1)
Reimbursement Obligations	—	—	—	—	—
Leasing	—	—	—	1,685,071	1,685,071
Concessions Payable	—	—	656,249	—	656,249
Advances for Future Capital Increase	—	—	—	4,287,353	4,287,353
Financial Instruments	—	—	—	40,050	40,050
Others	746,628	—	—	357,133	1,103,761

	37,915,887	—	—	10,214,022	46,335,386
MINORITY INTEREST	232,668	—	—	—	—
	—	—	—	—	—
SHAREHOLDERS’ EQUITY	—	—	—	—	—
Capital Stock	26,156,567	—	—	—	26,156,567
Treasury Stock	—	—	—	—	—
Capital Reserves	26,048,342	—	—	—	26,048,342
Revaluation Reserves	196,906	—	—	(196,906)	—
Profit Retention	28,900,908	—	—	—	28,900,908
Retained Earnings	—	—	—	(4,086,684)	(4,086,684)
Asset Valuation Adjustments	28,285	—	—	168,621	196,906
Proposed Additional Dividend	—	—	—	257,836	257,836
Other Comprehensive Income	—	—	—	(285,485)	(285,485)
Minority Interest	—	—	—	121,516	121,516

	81,331,008	—	—	—	77,309,906
Advances for Future Capital Increase	4,287,351	—	—	4,287,353

	85,618,359	—	—	8,308,455	77,309,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,053,932	—	—	—	134,306,443

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April 13, 2012

	Consolidated
	12/31/2009				12/31/2009
Assets	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
CURRENT
Cash and Equivalents	15,398,093	—	—	(6,780,799)	8,617,294
Restricted Cash	1,341,719	—	—	—	1,341,719
Accounts Receivable	4,260,617	—	—	(4,260,617)	—
Accounts Receivable	—	(915,393)	—	4,017,443	3,102,079
Financial Asset of Concession Agreements	—	—	715,720	—	715,720
Financial Asset—Itaipu	—	854,656	—	—	854,656
Financings and Loans	1,922,866	—	—	3,327	1,926,193
Fuel Consumption Account	375,558	—	—	502,275	877,833
Investment Remuneration	340,607	—	—	(261,881)	78,726
Marketable Securities	—	—	—	7,662,640	7,662,640
Renegotiated Credits	421,922	—	—	(421,922)	—
Deferred Tax Assets	1,120,239	—	—	206,694	1,326,933
Reimbursement Rights	946,212	(724,693)	—	—	221,519
Other Debtors	582,749	—	—	19,982	602,731
Warehouse	859,285	—	—	(184,181)	675,104
Prepaid Expenses	88,176	—	—	(29,411)	58,765
Financial Instruments	—	—	—	227,540	227,540
Others	536,922			(25,120)	511,773

	28,194,966	(785,430)	715,720	675,970	28,801,225
NON CURRENT
Financings and Loans	9,836,412	—	—	3,416	9,839,828
Renegotiated Credits	1,523,630	—	—	(1,523,630)	—
Accounts Receivable		—	—	1,431,080	1,431,080
Marketable Securities	687,291	—	—	(103)	687,188
Stock of Nuclear Fuel	755,434	—	—	—	755,434
Financial Asset of Concession Agreements	—	—	22,352,102	—	22,352,102

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	Consolidated
Assets	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
Financial Asset—Itaipu	—	16,744,837	—	—	16,744,837
Deferred Tax Assets	4,581,036	—	—	(87,813)	4,493,223
Escrow Deposits	—	—	—	1,521,317	1,521,317
Fuel Consumption Account	1,074,402	—	—	99,178	1,173,580
Reimbursement Rights	1,842,309	(1,842,309)	—	—	—
Financial Instruments	—		—	228,020	228,020
Others	712,452	—	—	53,694	766,145

	21,012,966	14,902,528	22,352,102	1,725,159	59,992,755
Advances for corporate shares	4,000	—	—	—	4,000

	21,016,966	—	—		59,996,755
INVESTMENTS	6,816,146	—	—	(1,528,039)	5,288,107
FIXED ASSETS	77,261,818	—	(34,373,372)	(1,290,841)	41,597,605
INTANGIBLES	—	—
Concession Agreements	—	—	991,879	—	991,879
Others	526,764	—	506,040	—	1,032,804

	84,604,728	—	—	—	48,910,395

TOTAL ASSETS	133,816,660	—	—	—	137,708,376

BALANCE SHEET

(in millions of Reais)

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009 BR GAAP				12/31/2009 IFRS
CURRENT
Financing and Loans	998,626	—	—	116,559	1,115,275
Compulsory Loans	12,941	—	—	734	13,675
Suppliers	3,471,735	—	—	(392,121)	3,079,614
Advances from Clients	63,400	—	—	—	63,400
Taxes and Social Contributions	1,144,100	—	—	(180,735)	963,365
Fuel Consumption Account	923,535	—	—	—	923,535
Shareholders’ Remuneration	3,553,545	—	—	(339,095)	3,214,450
National Treasury Credit	76,036	—	—	—	76,036
Estimated Liabilities	832,535	—	—	(160,321)	672,214
Reimbursement Obligations	1,264,046	(407,045)	—	—	857,001
Complementary Pension Plan	423,087	—	—	(71,938)	351,149
Provisions for Contingencies	121,526	—	—	131,182	252,708

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	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009 BR GAAP				12/31/2009 IFRS
Regulatory Fees	596,468	—	—	(7,035)	589,433
Leasing	—	—	—	108,827	108,827
Concessions Payable	—	—	—	—	—
Financial Instruments		—	—	40,050	40,050
Others	681,843	—	—	267,360	949,113

	14,163,424	(407,045)	—	(486,534)	13,269,844
NON CURRENT
Financing and Loans	16,791,118	—	—	11,601,424	28,392,542
National Treasury Credit	1,344,571	(1,033,265)	—	—	311,306
Suppliers			—	—	—
Global Reversion Reserve—RGR	7,656,946	—	—	(7,656,946)	—
Compulsory Loans	127,358	—	—	—	127,358
Taxes and Social Contributions	1,155,410	—	—	118,480	1,273,890
Shareholders’ Remuneration	7,697,579	—	—	—	7,697,579
Decommission Obligations	215,306	—	—	108,020	323,326
Advances from Clients	978,980	—	—	—	978,980
Fuel Consumption Account	908,832	—	—	435,548	1,344,380
Provisions for Contingencies	2,302,017	—	—	1,226,900	3,528,917
Complementary Pension Plan	2,000,398	—	—	(8,387)	1,992,012
Provision for Unfunded Liabilities in Subsidiaries	—	—	—	—	—
Reimbursement Obligations	—	—	—	—	—
Leasing	—	—	—	1,639,448	1,639,448
Concessions Payable	—	—	761,131	—	761,131
Advances for Future Capital Increase	—	—	—	4,712,825	4,712,825
Financial Instruments	—	—	—	228,020	228,020
Others	2,177,792	—	—	(430,024)	1,747,768

	43,356,307	(1,033,265)	761,131	11,975,308	55,059,482
MINORITY INTEREST	205,144			(205,144)	—
SHAREHOLDERS’ EQUITY
Capital Stock	26,156,567	—	—	—	26,156,567
Treasury Stock	—	—	—	—	—
Capital Reserves	26,048,342	—	—	—	26,048,342
Revaluation Reserves	179,427	—	—	(179,427)	—
Profit Retention	19,009,667	—	—	—	19,009,668
Retained Earnings	—	—	—	(3,345,744)	(3,345,744)
Asset Valuation Adjustments	(15,043)	—	—	194,470	179,427
Proposed Additional Dividend	—	—	—	370,755	370,755
Other Comprehensive Income	—	—	—	827,491	827,491

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April 13, 2012

	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009 BR GAAP				12/31/2009 IFRS
Minority Interest	—	—	—	132,543	132,543

	71,378,960	0	0	(1,999,912)	69,379,050

Advances for Future Capital Increases	4,712,825	—	—	—	—

	76,091,785	—	—	—	69,379,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,816,660	—	—	—	137,708,376

CONSOLIDATED INCOME STATEMENT

(in millions of Reais)

	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
NET OPERATING REVENUES	27,652,513		(4,445,242)	1,504,665	24,711,937
				—
OPERATING EXPENSES				—
Personnel Supplies and Services	6,453,314			32,904	6,486,218
Profit sharing for employees and management	207,482			77,052	284,534
Electricity purchased for reselling	6,122,533	(2,541,137)		—	3,581,396
Fuel for electricity production	742,372			13,913	756,285
PASEP and COFINS	1,504,665			(1,504,665)	—
Use of the grid	1,270,463			(7,055)	1,263,408
Remuneration and indemnification	1,184,482	3,550		—	1,188,032
Depreciation and amortization	2,397,874		(773,628)	—	1,624,246
Amortization—Assets linked to distribution	—			—	—
Operation and maintenance—Distribution	—			—	—
Construction	—		1,723,960	—	1,723,960
Operation and maintenance—Transmision	—			—	—
Construction—Transmission	—			—	—
Depreciation and amortization—Fixed Assets and Intangibles	—			—	—
Operating provisions	1,516,796			623,610	2,140,406
Itaipu’s income to offset	669,675			—	669,675

Andrew D. Mew

April 13, 2012

	12/31/2009				12/31/2009
	BR GAAP	Itaipu Effect	IFRIC 12	Others	IFRS
Donations and contributions	237,872			106	237,978
Others	904,351			(199,903)	704,449

	23,211,880	(2,537,587)	950,332	(964,038)	20,660,585
OPERATING INCOME BEFORE THE FINANCIAL RESULT	4,440,634			(389,283)	4,051,351

FINANCIAL RESULT
Financial Revenues
Revenues from interest, commissions and taxes	1,037,626			(2,139)	1,035,487
Revenue from financial investments	1,416,513			48,269	1,464,782
Arrears surcharge on electricity	200,148			27,997	228,145
Monetary restatement	334,699			21,323	356,023
Other financial revenues	—			736,766	736,766
	—				—
Financial Expenses	—				—
Debt charges	(1,686,761)			(71,712)	(1,758,473)
Leasing charges	0			(213,470)	(213,470)
Charges on stakeholders’ resources	(1,467,632)			(1,081)	(1,468,713)
Exchange rate variations	(3,979,338)			(39,304	(4,018,643)
Other financial expenses	(1,129,157)			1,129,157	—

	(5,273,903)	—	—	1,635,806	(3,638,097)
OTHER (EXPENSES) AND REVENUES	(97,697)			97,697
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(930,966)	—	—	1,344,220	413,254

Income tax	887,304			(251,429)	635,875
Social contribution on net income	309,115			(108,105)	201,010

NET INCOME OF THE YEAR	265,453			984,686	1,250,139

14.

We note your response to prior comment 23. Based on your response, we presumed you accounted for the SPEs under the cost method of accounting under U.S. GAAP in prior years including 2009. If not, please advise us. You state that you have significant influence over the SPEs and that you would have to apply equity method of accounting for the SPEs if you were able to obtain their U.S. GAAP financial information for

Andrew D. Mew

April 13, 2012

those years. You also state now that you have obtained their IFRS financial information and therefore you exerted significance influence on them in which you state that is your basis behind their consolidation under IFRS in 2009 and 2010. In that regard, explain to us how significance influence allows you to consolidate the SPEs in the IFRS financial statements under IAS 27. It appears you should have followed the guidance in IAS 28 to apply equity method accounting for the SPEs under IFRS if you exercise significance influence on them. If you exercise control rather than significant influence on them, please explain to us how you gain control and how your facts and circumstances have changed at the point of your adoption of IFRS. Cite the relevant IFRS literature including your considerations of IAS 27 to support your position. Please also note that we are not aware of your consultations or extensive discussions you claimed you had with the Staff of the Office of the Chief Accountant and the Division of Corporation Finance with respect to either your consolidation accounting for the SPEs under IFRS or not consolidating them under U.S. GAAP.

In response to the Staff’s comment, the Company respectfully advises the Staff that in its U.S. GAAP financial statements for the years ended December 31, 2008 and 2009, the Company accounted for its jointly-controlled SPEs by applying the cost method as it did not have U.S. GAAP information available in order to consolidate the SPEs on a line-by-line basis. The Company respectfully apologizes for suggesting, in its prior letter, that it analyzed the SPEs under U.S. GAAP under the significant influence analysis. In fact, the Company applied the cost method to the SPEs based solely on two factors. First, the SPEs did not produce U.S. GAAP financial information and, second, the SPEs consist of jointly-controlled companies in the pre-operational phase, and represented an immaterial amount of the Company’s total assets at year-end 2008, 2009 and 2010. At December 31, 2010, for example, these entities had cumulative assets of R$15 billion (R$7.3 billion of which is attributable to Electrobras), while the Company’s total assets at that date were R$147 billion. While these amounts have been calculated pursuant to IFRS, there would be no material adjustments to these amounts in order to present them under U.S. GAAP, so the Company believes the materiality analysis would result in the same conclusion with respect to its U.S. GAAP financial statements as of and for the years ended December 31, 2008 and 2009. Beginning in 2010, the Company prepared its financial statements in accordance with IFRS, which it Company also applied retroactively as of and for the year ended December 31, 2009. With respect to its IFRS financial statements, as the Company had access to IFRS

Andrew D. Mew

April 13, 2012

financial information from these SPEs, it proportionally consolidated these jointly-controlled SPEs pursuant to IAS 31 and intends to continue to proportionally consolidate these SPEs.

Exhibits 12.1 and 12.2

15.	We note Form 20-F, Amendment 2 filed on January 31, 2012 continued to include the title of the individual at the beginning of the certification. We reiterate our prior comment 24.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will remove the individual’s title from the certification in all future filings.

Exhibit 16.1

16.	We note your response to prior comment 25 and the revisions made in Form 20-F, Amendment 2 filed on January 31, 2012. BDO Auditores Independentes state they agree with the statements as they relate to their firm in Item 16F of Form 20-F filed October 17, 2011. As previously requested, please provide a currently dated Auditors’ Letter Regarding Change in External Auditor.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has requested that BDO Auditores Independentes provide a currently dated Auditor’s Letter Regarding Change in External Auditor. While the Company has attempted on numerous occasions to arrange for BDO Auditores Independentes to issue a letter similar to the one BDO Auditores Independentes issued with respect to the 2009 Form 20-F, this has proven difficult. KPMG Auditores Independentes acquired most of the operations of BDO Auditores Independentes in 2011, including the team that oversaw the audit of the Company, and thus far the Company has been unsuccessful in discussions with both BDO Auditores Independentes and KPMG in obtaining the letter you have requested.

The Company respectfully advises the Staff that it provided all of the appropriate disclosure in its 2009 Form 20-F under Item 16F and that BDO did not disagree with this disclosure and filed the requested letter under Exhibit 16.1. As there was no disagreement and the Company provided the disclosures required by Item 16F of Form 20-F in its 2009 Form 20-F, pursuant to Instruction 2 of Item 16F there is no requirement to repeat the disclosure. Accordingly, in its 2010 Form 20-F the company could have simply made reference to the disclosure provided in 2009 or indicated in response to this item that the disclosure was not applicable. Therefore the Company does not believe that it is necessary to modify its disclosure in the 2010 Form 20-F.

Andrew D. Mew

April 13, 2012

General

17.	Please note that the acknowledgments requested from the company must be provided by the company as opposed to counsel for the company.

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Armando Casado de Araújo
Armando Casado de Araújo

cc: Jonathan Zonis